UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date October 28, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 00670)

CONTINUING CONNECTED TRANSACTION
DISCLOSEABLE TRANSACTION
AND
NOTICE OF EGM

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

國浩資本有限公司
GuocoCapital Limited
A Member of the Hong Leong Group

29 October 2010

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"Board"	means the board of the Directors;
"Catering Services Renewal Agreement"	means the catering services renewal agreement dated 15 October 2010 entered into between the Eastern Air Catering Company and the Company, details of which are found in the paragraphs headed "Catering Services Renewal Agreement" on pages 16 to 17 of the Company's announcement dated 15 October 2010;
"CEA Holding"	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 59.94% of its issued share capital as at the Latest Practicable Date;
"CEA Holding Group"	means CEA Holding and its subsidiaries and other associates, excluding the Group;
"Company"	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Directors"	means the directors of the Company;
"Eastern Air Catering Company"	東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.), which, as at the Latest Practicable Date, is directly interested as to 55% by, and is thus an associate of, CEA Holding;

"Eastern Air Finance Company"	東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited), which, as at the Latest Practicable Date, is directly interested as to approximately 53.75% by CEA Holding, approximately 21.25% by a wholly-owned subsidiary of CEA Holding and approximately 25% by the Company;
"EGM"	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Financial Services Renewal Agreement and the Catering Services Renewal Agreement;
"Existing Continuing Connected Transactions"	means the existing continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the announcements of the Company dated 29 April 2008, 28 October 2008, 15 April 2009 and 24 March 2010 respectively and the circular of the Company dated 13 May 2008;
"Existing Catering Services Agreement"	means the catering services agreement dated 29 April 2008 entered into between the Eastern Air Catering Company and the Company, details of which are found in the paragraphs headed "Catering Services Agreement" on pages 10 to 12 of the Company's announcement dated 29 April 2008 and the Company's circular dated 13 May 2008;
"Existing Financial Services Agreement"	means the financial services agreement dated 12 May 2005 entered into between the Eastern Air Finance Company and the Company, as renewed by an agreement dated 29 April 2008 entered into between the Eastern Air Finance Company and the Company, details of which are found in the paragraphs headed "Financial Services Renewal Agreement" on pages 5 to 7 of the Company's announcement dated 29 April 2008 and the Company's circular dated 13 May 2008;
"Group"	means the Company and its subsidiaries;
"Hong Kong"	means Hong Kong Special Administrative Region of the People's Republic of China;

"Independent Board Committee"	means the independent board committee of the Company comprising the independent non-executive Directors formed to advise the Independent Shareholders in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps;
"Independent Financial Adviser"	means GuocoCapital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO;
"Independent Shareholders"	means shareholders of the Company, other than CEA Holding and its associate(s), if any;
"Latest Practicable Date"	means 27 October 2010, being the latest practicable date for ascertaining certain information included herein before the printing of this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means the People's Republic of China;
"Renewed Continuing Connected Transactions"	means the renewed continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the sections headed "Property Leasing Renewal Agreement", "Financial Services Renewal Agreement", "Import and Export Agency Renewal Agreement", "Maintenance and Repair Services Renewal Agreement", "Catering Services Renewal Agreement", "Sales Agency Services Renewal Agreement", "Advertising Services Renewal Agreement" and "Media Resources Renewal Agreement" of the Company's announcement dated 15 October 2010;
"RMB"	means Renminbi yuan, the lawful currency of the PRC;
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Shanghai Airlines"	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd);
"Shanghai Listing Rules"	means the 上海証券交易所股票上市規則 (Rules Governing Listing of Securities on the Shanghai Stock Exchange);
"Shareholder(s)"	means the shareholder(s) of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and
"%"	means per cent.

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 00670)

Directors:
Liu Shaoyong *(Chairman)*
Li Jun *(Vice Chairman)*
Ma Xulun *(President)*
Luo Chaogeng
Luo Zhuping *(Company Secretary)*

Independent non-executive Directors:
Sandy Ke-Yaw Liu
Wu Xiaogen
Ji Weidong
Shao Ruiqing

Legal address:
66 Airport Street
Pudong International Airport
Shanghai
PRC

Head office:
2550 Hongqiao Road
Shanghai
PRC

Principal place of business in Hong Kong:
Unit B, 31/F.
United Centre,
95 Queensway,
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

29 October 2010

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION
DISCLOSEABLE TRANSACTION
AND
NOTICE OF EGM

INTRODUCTION

Reference is made to the announcement of the Company dated 15 October 2010 in relation to the Renewed Continuing Connected Transactions.

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into respective renewed agreements relating to the Existing Continuing Connected Transactions.

With respect to the provision of deposit services under the Financial Services Renewal Agreement, the relevant "percentage ratio" applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM.

The purpose of this circular is to give Shareholders information on matters to be dealt with at the EGM, which includes the approval of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement.

FINANCIAL SERVICES RENEWAL AGREEMENT

The Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People's Bank of China and the China Banking Regulatory Commission.

Please refer to the paragraphs headed "Financial Services Renewal Agreement" on pages 5 to 7 of the Company's announcement dated 29 April 2008 and the Company's circular dated 13 May 2008 for the background and history of the Existing Financial Services Agreement.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with the Eastern Air Finance Company, pursuant to which the Eastern Air Finance Company and its subsidiaries (each a "**Eastern Air Finance Entity**" and collectively the "**Eastern Air Finance Entities**") will from time to time provide the Group with a range of financial services including: (i) deposit services; (ii) loan and financing services; and (iii) other financial services such as the provision of trust loans, financial guarantees and credit references (the scope of "other financial services" is not limited and different services may be provided to the Group as and when they are needed) (the "**Financial Services Renewal Agreement**").

Term

Subject to approval being obtained from the Independent Shareholders at the EGM, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013.

The expiry date of the Existing Financial Services Agreement is 30 June 2011. However, with effect from 1 January 2011, the Existing Financial Services Agreement will be terminated.

Pricing

Under the Financial Services Renewal Agreement:

(a) The respective Eastern Air Finance Entity shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant standard rates set by the People's Bank of China for similar deposits;

(b) The respective Eastern Air Finance Entity shall provide loan and financing services to the Group at interest rates not higher than the relevant standard rates set by the People's Bank of China for similar services; and

(c) In respect of the provision of other financial services, the fees and charges payable by the relevant member(s) of the Group to the respective Eastern Air Finance Entity shall be determined by reference to the applicable standard fees and charges as specified by the People's Bank of China from time to time, and if no such standard fees and/or charges have been specified by the People's Bank of China for the particular services, such services shall be provided by the respective Eastern Air Finance Entity on terms no less favourable than terms available from commercial banks in China. The fees and charges, together with other details in respect of each specific transaction for the particular services, will then be recorded in separate implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity in the performance of the Financial Services Renewal Agreement.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group in accordance with the particular circumstances of the utilisation of each service.

Reasons for and benefits of the transaction

As mentioned above, under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are no less favourable than the standard rates set by the People's Bank of China, and will be able to obtain loans and financing from the respective Eastern Air Finance Entity at interest rates no higher than such standard rates.

Further, the Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities' services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cashflow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party banks.

Accordingly,

(a) With regard to the transactions relating to the provision of loan and financing services and "other financial services" under the Financial Services Renewal Agreement, the Directors believe that the entering into such transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company's shareholders, and that the terms of such transactions are fair and reasonable and in the interests of the Company's shareholders as a whole; and

(b) With regard to the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement, the Directors (excluding the independent non-executive Directors) believe that the entering into such transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company's shareholders, and that the terms of such transactions are fair and reasonable and in the interests of the Company's shareholders as a whole. As such transactions will be subject to approval by the Independent Shareholders at the EGM, the independent non-executive Directors have established the Independent Board Committee to advise the Independent Shareholders in respect of such transactions.

Historical figures

The historical maximum daily outstanding balance of the deposit services provided to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB1,202,892,000 and RMB2,296,617,119 respectively. No financial services other than deposit and loan and financing services were provided to the Group in respect of the Existing Financial Services Agreement for the two financial years ended 31 December 2008 and 2009.

Annual caps

The annual cap for deposits pursuant to the Existing Financial Services Agreement for the financial year ending 31 December 2010 is RMB2,500,000,000. This cap has not been exceeded as at the Latest Practicable Date and is not expected to be exceeded before 31 December 2010.

The proposed annual caps for deposits pursuant to the Financial Services Renewal Agreement are mainly based on: (i) the future management of the Group's cash resources; and (ii) the anticipated business growth and expansion of the Group.

The Group intends to centralise its cash resources with a few selected financial institutions in order to improve financial management as well as possibly benefiting from increased economies of scale due to the centralisation.

Together with the continuous economic growth in the PRC, the Directors are optimistic and anticipate that the domestic air transportation market will continue to grow. Following the absorption of Shanghai Airlines by the Company, the scale of the Group's businesses is expected to further increase. Accordingly, it is expected that the volume of the Group's cashflow will increase.

Having considered the historical figures and taking account of the circumstances above, the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement is not expected to exceed RMB4,000,000,000 for each of the three financial years ending 31 December 2011, 2012 and 2013, taking into account the anticipated gradual and organic growth of the Group's business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected future financial arrangements with the Eastern Air Finance Entities.

Listing Rules implications

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including the Eastern Air Finance Company) is therefore a connected person of the Company.

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant "percentage ratio" applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, such transactions under the Financial Services Renewal Agreement also constitute a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant standard rates set by the People's Bank of China, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement and approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules. However, pursuant to the relevant provisions of the Shanghai Listing Rules, the provision of loan and financing services under the Financial Services Renewal Agreement will also be subject to approval by the Independent Shareholders at the EGM.

In respect of the provision of the "other financial services" under the Financial Services Renewal Agreement, the Eastern Air Finance Company had not previously provided any such services to the Group and any future transaction that may take place between the Group (on the one hand) and the Eastern Air Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

CATERING SERVICES RENEWAL AGREEMENT

The Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai.

Please refer to the paragraphs headed "Catering Services Agreement" on pages 10 to 12 of the Company's announcement dated 29 April 2008 and the Company's circular dated 13 May 2008 for the background and history of the Existing Catering Services Agreement.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with the Eastern Air Catering Company on substantially the same terms pursuant to which the Eastern Air Catering Company and the subsidiaries of the Eastern Air Catering Company (each a "**Eastern Air Catering Entity**" and collectively the "**Eastern Air Catering Entities**") will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs (the "**Catering Services Renewal Agreement**").

Term

The Catering Services Renewal Agreement will be effective for a term of 3 years, commencing from 1 January 2011 to 31 December 2013.

The expiry date of the Existing Catering Services Agreement is 30 June 2011. However, with effect from 1 January 2011, the Existing Catering Services Agreement will be terminated.

Pricing

Under the Catering Services Renewal Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm's length negotiations, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. Such service fees are payable monthly in arrears, within 60 days of the receipt of invoices issued by the respective Eastern Air Catering Entity.

Reasons for and benefits of the transaction

Each Eastern Air Catering Entity is a company specialised in the provision of catering and related services for airline companies, and more importantly have local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai, covering the focal operating areas of the Group's airlines and aviation business. The Eastern Air Catering Entities have been providing catering services to the Group and will have a good understanding of the Group's culture and operations. The Eastern Air Catering Entities, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company's shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company's shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB464,004,000 and RMB441,300,000 respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group's business, the total amounts of service fees payable by the Company to the Eastern Air Catering Entities under the Catering Services Renewal Agreement for the three financial years ending 31 December 2011, 2012 and 2013 are not expected to exceed RMB825,000,000, RMB980,000,000 and RMB1,160,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group's business over these years.

Listing Rules implications

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including the Eastern Air Catering Company) is therefore a connected person of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Catering Services Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transactions under the Catering Services Renewal Agreement will also be subject to approval by the Independent Shareholders at the EGM.

GENERAL

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including the Eastern Air Finance Company and Eastern Air Catering Company) is therefore a connected person of the Company.

Mr. Liu Shaoyong, Mr. Li Jun and Mr. Luo Chaogeng are senior management of CEA Holding, which may be regarded as having a material interest in the Renewed Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the Renewed Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Renewed Continuing Connected Transactions.

As at the Latest Practicable Date, CEA Holding directly and indirectly held approximately 59.94% of the issued share capital of the Company. CEA Holding, its associate(s) (if any) and Mr. Luo Chaogeng (being a senior management of CEA Holding) will at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated annual caps, which will be taken on a poll as required under the Listing Rules. Pursuant to the relevant provisions of the Shanghai Listing Rules, CEA Holding, its associate(s) (if any) and Mr. Luo Chaogeng (being a senior management of CEA Holding) will also at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to the provision of loan and financing services under the Financial Services Renewal Agreement and the transactions under the Catering Services Renewal Agreement.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

RECOMMENDATION

Based on the relevant information disclosed herein, the Directors are of the opinion that the terms of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 15 to 16 of this circular which contains its recommendation to the Independent Shareholders regarding the provision of deposit services under the Financial Services Renewal Agreement, and the letter of advice from the Independent Financial Adviser set out on pages 17 to 24 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders on the same. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolution approving the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement.

EGM

Notice of EGM

The Company will convene the EGM at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC at 2:00 p.m., on Wednesday, 15 December 2010 to approve, among other things, ordinary resolutions in respect of the transactions relating to (i) the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps; and (ii) the Catering Services Renewal Agreement, with CEA Holding and its associate(s), if any, abstaining from voting. A notice dated and issued on 29 October 2010 convening the EGM is also set out at the end of this circular.

Closure of books

Holders of H shares of the Company whose names appear on the register of members of the Company at the close of business on Friday, 12 November 2010 will be entitled to attend the EGM upon completion of the necessary registration procedures. The H shares register of members of the Company will be closed from Saturday, 13 November 2010 to Wednesday, 15 December 2010, both days inclusive, during which period no transfer of H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 12 November 2010.

Proxy form and attendance slip

If you are eligible and intend to attend the EGM, please complete and return the attendance slip, a copy of which is enclosed, in accordance with the instructions printed thereon as soon as possible and in any event no later than 20 days before the date appointed for holding such meeting or any adjournment thereof.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

Voting

As CEA Holding is the controlling Shareholder holding directly and indirectly approximately 59.94% of the Company's issued share capital as at the Latest Practicable Date, each member of the CEA Holding Group (including the Eastern Air Finance Company) is therefore a connected person of the Company. As at the Latest Practicable Date, the Eastern Air Finance Company is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding. As such, CEA Holding, its associate(s) (if any) and Mr. Luo Chaogeng (being a senior management of CEA Holding) will at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to (i) the provision of deposit services under the Financial Services Renewal Agreement and the associated annual caps; and (ii) the Catering Services Renewal Agreement, which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i) there was no voting trust or other agreement, arrangement or understanding entered into by or binding upon CEA Holding;

(ii) CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii) it was not expected that there would be any discrepancy between CEA Holding's beneficial shareholding interest in the Company as disclosed in the Appendix to this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 00670)

29 October 2010

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

We refer to the circular dated 29 October 2010 (the "**Circular**") to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement (the "**Relevant Transaction**") and the associated annual caps, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in the Relevant Transaction.

Since CEA Holding is the controlling Shareholder, each member of the CEA Holding Group (including the Eastern Air Finance Company) is therefore a connected person of the Company. In respect of the Relevant Transaction, the relevant "percentage ratio" applicable to such transaction for the purpose of Chapter 14A of the Listing Rules is expected or likely to exceed 5% on an annual basis. Accordingly, the Relevant Transaction is expected to constitute, or may in the on-going performance become, non-exempt continuing connected transactions of the Company under the Listing Rules, and the Relevant Transaction together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM.

GuocoCapital Limited has been appointed as the independent financial adviser to advise us and you on the fairness and reasonableness of the Relevant Transaction and the associated annual caps. We wish to draw your attention to the letter from the Independent Financial Adviser set out on pages 17 to 24 of the Circular.

We have discussed with the management of the Company in relation to the Relevant Transaction and the associated annual caps, and the basis upon which the terms of the Relevant Transaction have been determined and the associated annual caps calculated. We have also taken into account the principal factors and reasons considered by the Independent Financial Adviser in forming its opinion in relation to the Relevant Transaction and the associated annual caps, and have discussed with the Independent Financial Adviser on its letter and its advice.

On the basis of the above, we consider, and agree with the view of the Independent Financial Adviser, that the Relevant Transaction and its associated annual caps are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Shareholders as a whole.

Accordingly, we recommend you to vote in favour of the ordinary resolutions to be proposed at the EGM in respect of the Relevant Transaction and the associated annual caps.

Yours faithfully,
Sandy Ke-Yaw Liu
Wu Xiaogen
Ji Weidong
Shao Ruiqing
Independent Board Committee

The following is the full text of the letter of advice to the Independent Board Committee and the Independent Shareholders from GuocoCapital Limited prepared for the purpose of incorporation in this circular.

國浩資本有限公司
GuocoCapital Limited
A Member of the Hong Leong Group

29 October 2010

To: The Independent Board Committee and the Independent Shareholders
China Eastern Airlines Corporation Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement (the "Deposit Transactions") and the associated annual caps (the "Proposed Caps") thereto are on normal commercial terms, in the ordinary and usual course of business and in the interests of the Company and the Shareholders as a whole, and are fair and reasonable so far as the Independent Shareholders are concerned. Details of the Deposit Transactions are set out in the letter from the Board in the circular of the Company dated 29 October 2010 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same respective meanings as those defined in the Circular unless the context otherwise requires.

On 12 May 2005, the Company entered into a number of agreements with certain members of the CEA Holding Group in relation to, among others, the provision of financial services. On 29 April 2008, the Company renewed the Existing Financial Services Agreement with the Eastern Air Finance Company for a further term of three years. Accordingly, on 15 October 2010, the Company entered into the Financial Services Renewal Agreement relating to the renewal of the Existing Financial Services Agreement with the Eastern Air Finance Company.

Subject to approval being obtained from the Independent Shareholders at the EGM, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013. With effect from 1 January 2011, the Existing Financial Services Agreement will be terminated.

As at the Latest Practicable Date, CEA Holding directly and indirectly held approximately 59.94% of the issued share capital of the Company. Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including the Eastern Air Finance Company) is therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules.

In respect of the Deposit Transactions under the Financial Services Renewal Agreement, the relevant "percentage ratio" applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the Proposed Caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, such transactions under the Financial Services Renewal Agreement also constitute a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements. CEA Holding and its associate(s), if any, will abstain from voting on the ordinary resolutions to approve the Deposit Transactions and the Proposed Caps at the EGM.

The Independent Board Committee comprising the independent non-executive Directors, Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong and Mr. Shao Ruiqing, has been established to advise the Independent Shareholders as to whether the Deposit Transactions and the Proposed Caps thereto are on normal commercial terms, in the ordinary and usual course of business and in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned.

BASIS OF OUR OPINION

We are not associated with the Company and its substantial Shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, are considered eligible to give independent advice on the Deposit Transactions and the Proposed Caps thereto. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company or its substantial Shareholders or any party acting, or presumed to be acting, in concert with any of them.

In formulating our opinion with regard to the Deposit Transactions, we have relied on the information supplied, representations made and opinions expressed by the Company, its Directors, advisers and representatives, for which they are solely responsible. We have assumed that all such information and representations were true, accurate and complete at the time they were made and continue to be so at the date of this letter. We have also assumed that all statements of belief, opinion and intention of the Directors, the Company's advisers and representatives produced to us were reasonably made after due and careful inquiry. We have been advised by the Company that no material facts, the omission of which would make any statement or opinion contained in this letter to be misleading, have been omitted from the information provided by the Company to us.

We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view thereof and to justify reliance on the accuracy of the information provided to us so as to provide a reasonable basis for our advice. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors, advisers and representatives. We have not, however, carried out any independent verification of the information provided to us by the Company, its Directors, advisers and representatives, nor have we conducted any independent in-depth investigation into the business and affairs or future prospects of the Group. Accordingly, we do not warrant the accuracy or completeness of any such information.

INFORMATION OF THE GROUP AND THE EASTERN AIR FINANCE COMPANY

- **The Group**

The Company is principally engaged in the business of civil aviation. In 2009, the Group operated approximately 6,894 scheduled flights per week, serving a total of 21 countries and regions including 146 domestic and foreign cities.

- **The Eastern Air Finance Company**

The Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People's Bank of China ("PBOC") and the China Banking Regulatory Commission. As at the Latest Practicable Date, the Eastern Air Finance Company is directly interested as to approximately 53.75% by CEA Holding, approximately 21.25% by a wholly-owned subsidiary of CEA Holding and approximately 25% by the Company. CEA Holding is thus a connected person of the Company.

PRINCIPAL TERMS OF THE FINANCIAL SERVICES RENEWAL AGREEMENT

On 15 October 2010, the Company entered into the Financial Services Renewal Agreement relating to the renewal of the Existing Financial Services Agreement with the Eastern Air Finance Company, pursuant to which the Eastern Air Finance Entities will from time to time provide the Group with a range of financial services including: (i) deposit services; (ii) loan and financing services; and (iii) other financial services such as the provision of trust loans, financial guarantees and credit references (the scope of "other financial services" is not limited and different services may be provided to the Group as and when they are needed).

Subject to approval being obtained from the Independent Shareholders at the EGM, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Financial Services Agreement will be terminated.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Deposit Transactions and the Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned, we have taken into account the following principal factors and reasons:

1. Reasons for the Financial Services Renewal Agreement

The Eastern Air Finance Company, being a regulated non-bank finance company, has already provided various banking services, including the depository and loan services to the Group. Under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are no less favourable than the standard rates set by the PBOC, and will be able to obtain loans and financing from the respective Eastern Air Finance Entity at interest rates no higher than such standard rates. Having considered the long-term satisfactory co-operative business relationship with the Eastern Air Finance Company and its subsidiaries, the Directors believe that the entering into the Financial Services Renewal Agreement will enable the Group to obtain stable and quality banking services from the Eastern Air Finance Company and its subsidiaries in an effective and efficient manner.

In addition, the Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities' services if the service quality provided is competitive.

According to the 2009 annual report of the Company, the Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company, and the Eastern Air Finance Company. The management of the Company does not expect any loss to arise from non-performance by these financial institutions, including the Eastern Air Finance Company as no material loss had incurred by the Company due to them so far, hence we concur with the Directors' view it is fair for the Company to continue to use the financial services of the Eastern Air Finance Company. With the flexibility to choose any financial institutions for their provision of various financial services based on costs and quality of services and the quality financial services offered by the Eastern Air Finance Entities so far, the Group is able to better manage its current capital and cashflow position and is expected to be provided with efficient settlement service by entering into the Financial Services Renewal Agreement. In view that the Eastern Air Finance Company is a regulated non-bank finance company regulated by the relevant PRC regulatory authorities including the China Banking Regulatory Commission and the PBOC, we concur with the Directors' view that proper regulatory forces are in place and the credit risk and/or default risk regarding depositing cash in the Eastern Air Finance Entity, if any, should not be higher than other regulated non-bank finance company, barring from unforeseeable circumstances.

Based on the above factors that (i) the Group has developed a long-term satisfactory co-operative business relationship with the Eastern Air Finance Company; (ii) the Group is provided with flexibility to select suitable service providers based on the costs and quality of services from time to time and is expected to be provided with more efficient settlement service in future, and (iii) the Group is able to better manage its current capital and cashflow position, we concur with the Directors' view that the entering into the Financial Services Renewal Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

2. Pricing

Under the Financial Services Renewal Agreement, the respective Eastern Air Finance Entity shall:

(i) accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant standard rates set by the PBOC for similar deposits;

(ii) provide loan and financing services to the Group at interest rates not higher than the relevant standard rates set by the PBOC for similar services; and

(iii) provide other financial services to the relevant member(s) of the Group and the fees and charges payable by them shall be determined by reference to the applicable standard fees and charges as specified by the PBOC from time to time, and if no such standard fees and/or charges have been specified by the PBOC for the particular services, such services shall be provided by the respective Eastern Air Finance Entity on terms no less favourable than terms available from commercial banks in the PRC.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group in accordance with the particular circumstances of the utilisation of each service.

We have discussed with the Company and reviewed samples of the daily statements, vouches of deposit/loan between the Group and the Eastern Air Finance Entities and the notices from the PBOC in relation to standard rates on deposit and lending, we noted that the deposit rates received by the Group from the Eastern Air Finance Entities and interest rates charged to the Group by the Eastern Air Finance Entities are comparable to the relevant standard rates quoted by the PBOC which is an independent third-party as confirmed by the Directors. Given the terms of services offered by the respective Eastern Air Finance Entity are comparable to independent third-party service provider, we concur with the Directors' view that the pricing under the Financial Services Renewal Agreement is fair and reasonable.

3. The Proposed Financial Services Annual Caps

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant standard rates set by the PBOC, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement and approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

In respect of the provision of the "other financial services" under the Financial Services Renewal Agreement (i.e. financial services other than deposits and loan and financing services), the Eastern Air Finance Company had not previously provided any such services to the Group and any future transaction that may take place between the Group (on the one hand) and the Eastern Air Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 of the Listing Rules, such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

The historical maximum daily outstanding balance of the deposit services provided to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB1,202,892,000 and RMB2,296,617,119 respectively. As stated in the letter from the Board, no financial services other than deposit and loan and financing services were provided to the Group in respect of the Existing Financial Services Agreement for the two financial years ended 31 December 2008 and 2009.

Having considered the historical figures and taking into account of the factors to be discussed below, the Company proposed the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement is not expected to exceed RMB4.0 billion for each of the three financial years ending 31 December 2011, 2012 and 2013.

As advised by the Directors, the Proposed Caps are determined based on (i) the future management of the Group's cash resources; and (ii) the anticipated business growth and expansion of the Group.

(i) *The future management of the Group's cash resources*

As advised by the Directors, they believe the Group will be benefited by centralisation of its cash resources with a few selected financial institutions in order to improve financial management as well as possibly benefiting from increased economies of scale due to the centralisation.

As illustrated in the above section headed "Reasons for the Financial Services Renewal Agreement", in consideration of the long established satisfactory business relationship developed between the Group and the Eastern Air Finance Entities, the Directors consider that it is appropriate and in the interests of the Group to increase the amount of deposits to be placed in the Eastern Air Finance Entities to facilitate the Group's cash management policies and/or strategies as and when required.

(ii) *The anticipated business growth and expansion of the Group*

According to the latest interim results of the Group for the six months period ended 30 June 2010, revenue of the Group improved substantially to approximately RMB33.1 billion, representing an increase of approximately 93.6% or approximately RMB16.0 billion as compared to the corresponding period in 2009 of approximately RMB17.1 billion.

According to the National Bureau of Statistics of China, the annual growth rate of the Gross Domestic Product ("GDP") in the PRC for the year 2007, 2008 and 2009 are approximately 14.2%, 9.6% and 9.1%, respectively. Having taken into account the historical GDP growth and following the absorption of Shanghai Airlines, the Directors are optimistic in the domestic air transportation market and the growth of the scale of the business as well as the volume of cashflow of the Group.

Having considered the above factors, the Directors propose to increase the annual cap by RMB1.5 billion or 60% to RMB4.0 billion for each of the respective financial years ending 31 December 2011, 2012 and 2013 from RMB2.5 billion in 2010 to provide the Group with sufficient flexibility for its expected future arrangement with the Eastern Air Finance Entities as the magnitude of increment of the Proposed Caps of RMB1.5 billion is equivalent to less than 10% of the revenue growth of approximately RMB16.0 billion of the Group for the six months period ended 30 June 2010 and is thus considered justifiable to accommodate the maximum daily outstanding balance of the deposit services.

Taking into account the factors as stated above, we concur with the Directors' view that the bases for determining the proposed caps for each of the three financial years ending 31 December 2011, 2012 and 2013 in respect of the Deposit Transactions under the Financial Services Renewal Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATIONS

Having considered the above principal factors and reasons, we concur with the Directors' view that the Financial Services Renewal Agreement is on normal commercial terms, is in the ordinary and usual course of business of the Group and that the terms of the Financial Services Renewal Agreement, including the Proposed Caps, are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders, and we also recommend the Independent Shareholders, to vote in favour of the relevant resolutions in relation to the Deposit Transactions and the Proposed Caps to be proposed at the EGM.

Yours faithfully,
For and on behalf of
GUOCOCAPITAL LIMITED
Athena Fung
Director Corporate Finance

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management of the Company in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held – Personal interest	Capacity in which the A shares were held
Liu Shaoyong	Chairman, Director	0	–
Li Jun	Vice-Chairman, Director	0	–
Ma Xulun	Director	0	–
Luo Chaogeng	Director	6,600 A shares *(Note 1)*	Beneficial owner
Luo Zhuping	Director, Company secretary	11,616 A shares *(Note 2)*	Beneficial owner
Sandy Ke-Yaw Liu	Independent non-executive Director	0	–
Wu Xiaogen	Independent non-executive Director	0	–
Ji Weidong	Independent non-executive Director	0	–
Shao Ruiqing	Independent non-executive Director	0	–
Liu Jiangbo	Chairman of the Supervisory Committee	0	–
Xu Zhao	Supervisor	0	–
Yan Taisheng	Supervisor	0	–

Name	Position	Number of shares held – Personal interest	Capacity in which the A shares were held
Feng Jinxiong	Supervisor	0	–
Liu Jiashun	Supervisor	3,960 A shares *(Note 3)*	Beneficial owner
Zhang Jianzhong	Vice President	0	–
Li Yangmin	Vice President	3,960 A shares *(Note 3)*	Beneficial owner
Zhao Jinyu	Vice President	0	–
Tang Bing	Vice President	0	–
Wu Yongliang	Chief Financial Officer	3,696 A shares *(Note 4)*	Beneficial owner

Note 1: representing approximately 0.000085% of the Company's total issued and listed A shares, totaling 7,782,213,860 A shares, as at the Latest Practicable Date.

Note 2: representing approximately 0.000149% of the Company's total issued and listed A shares, totaling 7,782,213,860 A shares, as at the Latest Practicable Date.

Note 3: representing approximately 0.000051% of the Company's total issued and listed A shares, totaling 7,782,213,860 A shares, as at the Latest Practicable Date.

Note 4: representing approximately 0.000047% of the Company's total issued and listed A shares, totaling 7,782,213,860 A shares, as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company's supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("**Model Code**") as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong, Mr. Li Jun and Mr. Luo Chaogeng, Ms. Liu Jiangbo, Mr. Xu Zhao and Mr. Feng Jinxiong are employees of CEA Holding, which is a company having an interest in the Company's shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

EXPERT STATEMENT

This circular includes statement(s) made by the following expert:

Name	Qualification
GuocoCapital Limited	a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

GuocoCapital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, GuocoCapital Limited did not have any direct or indirect interest in any assets which have been, since 31 December 2009 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, GuocoCapital Limited was not beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as far as they are aware as at the Latest Practicable Date, there was no material adverse change in the financial or trading position of the Group since 31 December 2009 (being the date to which the latest published audited accounts of the Group have been made up).

MISCELLANEOUS

Service contracts

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group's business) which competes or is likely to compete either directly or indirectly with the Group's business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling Shareholder).

Interests in the Group's assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2009 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

Documents for inspection

Copies of the Financial Services Renewal Agreement are available for inspection at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong during normal business hours up to and including 6:00 p.m. on the date which is 14 days (excluding Saturdays and Sundays) from the date of this circular.

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 00670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "**EGM**") of China Eastern Airlines Corporation Limited (the "**Company**") will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People's Republic of China ("**PRC**") at 2:00 p.m. on Wednesday, 15 December 2010 for the purpose of considering the following matters. Unless otherwise defined in this notice, capitalized terms used herein shall have the same meanings as ascribed to them in the circular of the Company dated 29 October 2010:

AS ORDINARY RESOLUTIONS

1. To consider and approve the setting up of 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) jointly by the Company and State-owned Assets Supervision and Administration Commission of the People's Government of Yunnan Province. *Note 1*

2. To consider, approve, confirm and ratify a conditional financial services agreement dated 15 October 2010 (the "**Financial Services Renewal Agreement**"), a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of deposit services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the announcement of the Company dated 15 October 2010 (the "**Announcement**") under the paragraphs headed "Financial Services Renewal Agreement" and the circular of the Company dated 29 October 2010; and to authorize any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the provision of deposit services under the Financial Services Renewal Agreement or any matter incidental thereto.

3. To consider, approve, confirm and ratify a conditional catering services agreement dated 15 October 2010 (the "**Catering Services Renewal Agreement**") regarding the provision of catering services to the Group, a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) and all transactions thereunder in relation to the provision of catering services to the Group; and to authorize any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company, as at the date hereof, are:

Liu Shaoyong	*(Chairman)*
Li Jun	*(Vice Chairman)*
Ma Xulun	*(Director, President)*
Luo Chaogeng	*(Director)*
Luo Zhuping	*(Director, Company Secretary)*
Sandy Ke-Yaw Liu	*(Independent non-executive Director)*
Wu Xiaogen	*(Independent non-executive Director)*
Ji Weidong	*(Independent non-executive Director)*
Shao Ruiqing	*(Independent non-executive Director)*

Shanghai, the PRC

29 October 2010

Notes:

1 Please refer to the Company's announcement dated 26 July 2010 headed "Discloseable Transaction – Formation of a Joint Venture with Yunnan SASAC" for details.

2 **Persons entitled to attend the EGM**

Persons who hold H shares of the Company and are registered as holders of the H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 12 November 2010 will be entitled to attend the EGM upon completion of the necessary registration procedures. (Notice will be made to the holders of the A shares of the Company separately.)

3 **Registration procedures for attending the EGM**

(i) Holders of H shares of the Company shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Wednesday, 24 November 2010 (if by facsimile) or between Thursday, 18 November 2010 to Wednesday, 24 November 2010 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii) Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4 **Appointing proxies**

(i) Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii) The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. For the holders of H shares of the Company, the notarially certified power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited, the Company's H share registrar, not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid.

(iii) If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5 **Duration of the EGM**

The EGM is expected to last for an hour. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

6 **Closure of books**

The H share register of members of the Company will be closed from Saturday, 13 November 2010 to Wednesday, 15 December 2010, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 12 November 2010.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

7 **Abstention from voting**

CEA Holding, its associates (if any) and Mr. Luo Chaogeng (being a senior management of CEA Holding) will abstain from voting in respect of resolutions nos. 2 and 3.